UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) April 20, 2005

First Midwest Bancorp, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-10967**	**36-3161078**
(State or other jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

300 Park Boulevard, Suite 405, Itasca, Illinois	**60143**
(Address of principal executive offices)	(Zip Code)

(630) 875-7450
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing

obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FIRST MIDWEST BANCORP, INC.
FORM 8-K
April 20, 2005

Item 2.02 Results of Operations and Financial Condition

On April 20, 2005, First Midwest Bancorp, Inc. issued a press release announcing its earnings results for the quarter ended March 31, 2005. This press release, dated April 20, 2005, is attached as Exhibit 99 to this report.

Item 9.01 Financial Statements and Exhibits

(a) and (b) not applicable

(c) Exhibit Index:

99   Press Release issued by First Midwest Bancorp, Inc. dated April 20, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

First Midwest Bancorp, Inc.

(Registrant)

Date: April 20, 2005   /s/ STEVEN H. SHAPIRO

Steven H. Shapiro
Executive Vice President

Exhibit 99

News Release

First Midwest Bancorp, Inc.

[LOGO]

First Midwest Bancorp
300 Park Blvd., Suite 405
P.O. Box 459
Itasca, Illinois 60143-9768
(630) 875-7450

FOR IMMEDIATE RELEASE

CONTACT: Michael L. Scudder
EVP, Chief Financial Officer
(630) 875-7283

TRADED: Nasdaq
SYMBOL: FMBI

Steven H. Shapiro
EVP, Corporate Secretary
(630) 875-7345
www.firstmidwest.com

FIRST MIDWEST REPORTS STRONG FIRST QUARTER RESULTS
FULL YEAR EARNINGS GUIDANCE REVISED UPWARD

1st QUARTER 2005 HIGHLIGHTS:

- **Strong Profitability: ROE of 19.1%; ROA 1.49%**

- **Improved Earnings: EPS Up 7.8%**

- **Continuing Commercial Loan Demand: Up 8.7% Year To Year**

- **Solid Deposit Growth: Demand Up 6.3%; Time Up 9.1% Year To Year**

- **Strong Credit Quality: 2 1/2 Year Low in Nonperforming Asset Levels**

- **Continued Strong Efficiency: 49.9%**

ITASCA, IL, APRIL 20, 2005 – First Midwest Bancorp, Inc. ("First Midwest") **(Nasdaq: FMBI),** the premier relationship-based banking franchise in the wealthy and growing suburbs of Chicago, today reported that its net income for first quarter ended March 31, 2005 increased by 7.8% on a per diluted share basis to $25.2 million, or $0.55 per diluted share, from 2004's first quarter of $24.0 million, or $0.51 per diluted share. Solid first quarter 2005 performance resulted in an annualized return on average assets of 1.49%, as compared to 1.42% for first quarter 2004, and an annualized return on average equity of 19.1%, as compared to 18.0% for first quarter 2004.

"We are off to a great start to 2005," stated First Midwest President and Chief Executive Officer John O'Meara. "Sales fundamentals are strong and momentum is building across all of our businesses. We are particularly pleased with loan demand and deposit sales, which continue to show strength. We believe these solid results are the product of our continued focus on the customer and the execution of our relationship-based selling approach."

<center>Earnings Guidance Revised Upward</center>

"After a thorough review of alternate interest rate scenarios, we expect net interest margin expansion compared with our budgeted expectations," O'Meara said. "This is largely the result of higher yields on the securities portfolio, improved returns on floating rate assets and a lag in repricing transactional and time deposits. Improvement in fee revenues stemming from new initiatives coupled with ongoing expense controls should also be a positive factor. Finally, credit costs should be lower than initially budgeted providing additional earnings lift. These three combined factors have driven our decision to increase our guidance of per share diluted earnings for full year performance to $2.26 to $2.36."

<center>Net Interest Margin</center>

First Midwest's net interest income was $57.1 million for first quarter 2005, up slightly from $56.9 million for 2004's first quarter. Net interest margin for first quarter 2005 was 3.87%, down from 3.97% for first quarter 2004 and 3.94% for fourth quarter 2004, reflecting the negative impact of comparatively higher short-term interest rates and relatively stable longer-term rates. The 7 basis point decline from fourth quarter 2004, reflected in large part the delayed benefit of higher longer-term interest rates on security portfolio yields, as these increases occurred late in first quarter 2005. Given the expectation for continued, measured Federal Reserve tightening and the factors previously mentioned, full year margins for 2005 are anticipated to vary within the range of 3.85% to 3.95%.

<center>Loan Growth and Funding</center>

Outstanding loans as of March 31, 2005 totaled $4.2 billion, in contrast to $4.1 billion at March 31, 2004 and

at December 31, 2004. These period-to-period loan comparisons are influenced by First Midwest's decision in 2004 to cease its indirect automobile lending and to securitize certain 1-4 family real estate loans. Excluding these loan categories, total loans as of March 31, 2005 increased $178.8 million, or 4.9%, as compared to 2004's first quarter. As of March 31, 2005, commercial loans totaled $1.2 billion, increasing 8.7% in comparison to first quarter 2004. Commercial loans continued their trend of the past 5 quarters, increasing 4.4% on an annualized basis from December 31, 2004. Based upon robust deal flow and strong pipelines, First Midwest remains optimistic about the prospects for commercial, commercial real estate, and real estate construction loan growth for the balance of 2005.

Average deposits for first quarter 2005 totaled $4.9 billion, reflecting growth in both demand and time deposit balances. In comparison to first quarter 2004, average demand balances increased 6.3% and time deposit balances grew 9.1%.

<p style="text-align:center">Noninterest Income and Expense</p>

First Midwest's total noninterest income for first quarter 2005 was $20.1 million, up 15.9% as compared to $17.4 million in first quarter 2004. Excluding security gains and debt extinguishment losses, noninterest income increased 5.4% in comparison to first quarter 2004. This improvement reflects improved performance in all revenue categories, except corporate owned life insurance and other income, which were down slightly. In first quarter 2005, security gains totaled $2.6 million, while first quarter 2004 performance included $1.9 million in security gains and $1.2 million in losses on the early extinguishment of debt.

Total noninterest expense for first quarter 2005 was $39.8 million, down slightly from $40.2 million in first quarter 2004. The quarter's performance reflects comparatively lower equipment, technology-related and other costs offset by higher employee benefits, professional services and occupancy expenses. First Midwest's efficiency ratio was 49.9% for first quarter 2005, improved from 50.5% for first quarter 2004.

<p style="text-align:center">Credit Quality</p>

First Midwest's level of overall credit quality improved during first quarter 2005, with nonperforming assets

decreasing by 14.2% to $19.7 million from $22.9 million at year-end 2004. At March 31, 2005, nonperforming assets represented 0.47% of loans plus foreclosed real estate, the lowest such level in the last 2 ½ years. Net charge-offs for first quarter 2005 improved to 0.36% of average loans, a 29.4% reduction from 0.51% for fourth quarter 2004. As of March 31, 2005, the reserve for loan losses stood at 343% of nonperforming loans, reflecting the highest coverage ratio of the past eight quarters.

Capital Management

First Midwest's capital position continues to exceed all of the regulatory minimum levels to be considered a "well capitalized institution" by the Federal Reserve. As of March 31, 2005, First Midwest's Total Risk Based Capital was 11.53%, compared to 11.52% as of December 31, 2004. Its Tier 1 Risk Based Capital ratio was 10.47%, up from 10.45% as of December 31, 2004. First Midwest's tangible capital ratio, which represents the ratio of stockholders' equity to total assets excluding intangible assets, stood at 6.21%, down from 6.43% as of December 31, 2004, partly reflecting the combined impact of asset growth and changes in the unrealized market value of securities. First Midwest continued to repurchase its common stock during first quarter 2005, acquiring 365,473 shares at an average price of approximately $34.20 per share funded by cash on hand. As of March 31, 2005, approximately 296,000 shares remained under First Midwest's existing repurchase authorization.

About the Company

First Midwest is the premier relationship-based banking franchise in the growing Chicagoland banking market. As one of the Chicago metropolitan area's largest independent bank holding companies, First Midwest provides the full range of both business and retail banking and trust and investment management services through 67 offices located in 49 communities, primarily in northeastern Illinois. First Midwest is the 2004 recipient of the Illinois Bank Community Service Award and was honored by *Chicago* magazine in its September, 2004 issue as one of the 25 best places to work in Chicago.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Act of 1995: Statements in this news release that are forward-looking statements are subject to various risks and uncertainties concerning specific factors described in First Midwest Bancorp's 2004 Form 10-K and other filings with the U.S. Securities and Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. First Midwest does not intend to update this information and disclaims any legal obligation to the contrary. Historical information is not necessarily indicative of future performance.

Accompanying Financial Statements and Tables

Accompanying this press release is the following unaudited financial information:

- Operating Highlights, Balance Sheet Highlights and Stock Performance Data (1 page)
- Condensed Consolidated Statements of Condition (1 page)
- Condensed Consolidated Statements of Income (1 page)
- Selected Quarterly Data and Asset Quality (1 page)

Press Release and Additional Information Available on Website

This press release, the accompanying financial statements and tables and certain additional unaudited selected financial information (totaling 3 pages) are available through the "Investor Relations" section of First Midwest's website at *www.firstmidwest.com.*

Operating Highlights

Unaudited

(Amounts in thousands except per share data)	Quarters Ended March 31,			
	2005		2004	
Net income	$	**25,207**	$	24,032
Diluted earnings per share	$	**0.55**	$	0.51
Return on average equity		**19.14%**		17.97%
Return on average assets		**1.49%**		1.42%
Net interest margin		**3.87%**		3.97%
Efficiency ratio		**49.88%**		50.53%

Balance Sheet Highlights

Unaudited

(Amounts in thousands except per share data)	**Mar. 31, 2005**		Mar. 31, 2004	
Total assets	$	**6,910,482**	$	6,848,701
Total loans		**4,153,728**		4,114,667
Total deposits		**4,962,859**		4,788,812
Stockholders' equity		**519,163**		524,129
Book value per share	$	**11.35**	$	11.26
Period end shares outstanding		**45,732**		46,537

Stock Performance Data

Unaudited

	Quarters Ended March 31,			
	2005		2004	
Market Price:				
Quarter End	$	**32.48**	$	34.22
High	$	**36.75**	$	34.29
Low	$	**31.92**	$	31.13
Quarter end price to book value		**2.9 x**		3.0 x
Quarter end price to consensus estimated 2005 earnings		**14.2 x**		N/A
Dividends declared per share	$	**0.24**	$	0.22

Condensed Consolidated Statements of Condition
Unaudited [1]

(Amounts in thousands)	March 31, 2005		March 31, 2004	
Assets				
Cash and due from banks	$	**125,150**	$	159,339
Funds sold and other short-term investments		**6,083**		13,190
Securities available for sale		**2,170,720**		2,139,140
Securities held to maturity, at amortized cost		**73,725**		66,208
Loans		**4,153,728**		4,114,667
Reserve for loan losses		**(56,244)**		(56,628)
Net loans		**4,097,484**		4,058,039
Premises, furniture and equipment		**88,695**		92,021
Investment in corporate owned life insurance		**152,554**		147,688
Goodwill and other intangible assets		**96,180**		98,190
Accrued interest receivable and other assets		**99,891**		74,886
Total assets	$	**6,910,482**	$	6,848,701
Liabilities and Stockholders' Equity				
Deposits	$	**4,962,859**	$	4,788,812
Borrowed funds		**1,179,753**		1,323,532
Subordinated debt – trust preferred securities		**129,042**		129,785
Accrued interest payable and other liabilities		**119,665**		82,443
Total liabilities		**6,391,319**		6,324,572
Common stock		**569**		569
Additional paid-in capital		**61,757**		67,812
Retained earnings		**721,645**		663,906
Accumulated other comprehensive income		**(5,327)**		22,909
Treasury stock, at cost		**(259,481)**		(231,067)
Total stockholders' equity		**519,163**		524,129
Total liabilities and stockholders' equity	$	**6,910,482**	$	6,848,701

(1) *While unaudited, the Condensed Consolidated Statements of Condition have been prepared in accordance with U.S. generally accepted accounting principles and, as of March 31, 2004, are derived from quarterly financial statements on which Ernst & Young LLP, First Midwest's independent external auditor, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter ended March 31, 2005.*

Condensed Consolidated Statements of Income   Quarters Ended
Unaudited [1]   March 31,

(Amounts in thousands except per share data)		2005		2004
Interest Income				
Loans	$	**59,615**	$	54,645
Securities		**23,484**		22,644
Other		**56**		100
Total interest income		**83,155**		77,389
Interest Expense				
Deposits		**17,160**		13,669
Borrowed funds		**6,823**		4,817
Subordinated debt – trust preferred securities		**2,063**		2,014
Total interest expense		**26,046**		20,500
Net interest income		**57,109**		56,889
Provision for Loan Losses		**3,150**		1,928
Net interest income after provision for loan losses		**53,959**		54,961
Noninterest Income				
Service charges on deposit accounts		**6,693**		6,241
Trust and investment management fees		**3,129**		2,962
Other service charges, commissions, and fees		**3,810**		3,632
Card-based fees		**2,347**		2,146
Corporate owned life insurance income		**1,195**		1,267
Security gains (losses), net		**2,561**		1,939
(Losses) on early extinguishments of debt		**-**		(1,240)
Other		**411**		438
Total noninterest income		**20,146**		17,385
Noninterest Expense				
Salaries and employee benefits		**22,853**		22,116
Net occupancy expense		**4,261**		4,103
Equipment expenses		**2,095**		2,242
Technology and related costs		**1,381**		2,035
Other		**9,182**		9,709
Total noninterest expense		**39,772**		40,205
Income before taxes		**34,333**		32,141
Income tax expense		**9,126**		8,109
Net Income	$	**25,207**	$	24,032
Diluted Earnings Per Share	$	**0.55**	$	0.51
Dividends Declared Per Share	$	**0.24**	$	0.22
Weighted Average Diluted Shares Outstanding		**46,164**		46,953

(1) While unaudited, the Condensed Consolidated Statements of Income have been prepared in accordance with U.S. generally accepted accounting principles and, for the quarter ended March 31, 2004, are derived from quarterly financial statements on which Ernst & Young LLP, First Midwest's independent external auditor, has rendered a Quarterly Review Report; Ernst & Young is currently in the process of completing their Quarterly Review Report for the quarter ended March 31, 2005.

Selected Quarterly Data

Unaudited   Quarters Ended

(Amounts in thousands except per share data)	3/31/05	12/31/04	9/30/04	6/30/04	03/31/04
Net interest income	$ 57,109	$ 58,393	$ 57,534	$ 56,048	$ 56,889
Provision for loan losses	3,150	5,350	3,240	2,405	1,928
Noninterest income	20,146	24,076	18,813	19,107	17,385
Noninterest expense	39,772	42,797	40,359	39,977	40,205
Net income	25,207	25,220	25,172	24,712	24,032
Diluted earnings per share	$ 0.55	$ 0.54	$ 0.54	$ 0.53	$ 0.51
Return on average equity	19.14%	18.57%	19.03%	19.17%	17.97%
Return on average assets	1.49%	1.46%	1.45%	1.44%	1.42%
Net interest margin	3.87%	3.94%	3.90%	3.81%	3.97%
Efficiency ratio	49.88%	50.43%	49.60%	49.89%	50.53%
Period end shares outstanding	45,732	46,065	46,370	46,632	46,537
Book value per share	$ 11.35	$ 11.55	$ 11.56	$ 10.87	$ 11.26
Dividends declared per share	$ 0.24	$ 0.24	$ 0.22	$ 0.22	$ 0.22

Asset Quality

Unaudited   Quarters Ended

(Amounts in thousands)	3/31/05	12/31/04	9/30/04	6/30/04	3/31/04
Nonaccrual loans	$ 16,407	$ 19,197	$ 22,267	$ 24,621	$ 18,704
Foreclosed real estate	3,270	3,736	4,528	4,602	4,779
Loans past due 90 days and still accruing	4,625	2,658	3,108	4,160	6,977
Nonperforming loans to loans	0.39%	0.46%	0.53%	0.59%	0.45%
Nonperforming assets to loans plus foreclosed real estate	0.47%	0.55%	0.64%	0.70%	0.57%
Nonperforming assets plus loans past due 90 days to loans plus foreclosed real estate………………………………………...	0.58%	0.62%	0.71%	0.80%	0.74%
Reserve for loan losses to loans	1.35%	1.37%	1.35%	1.36%	1.38%
Reserve for loan losses to nonperforming loans	343%	295%	255%	230%	303%
Provision for loan losses	$ 3,150	$ 5,350	$ 3,240	$ 2,405	$ 1,928
Net loan charge-offs	3,624	5,339	3,219	2,347	1,704
Net loan charge-offs to average loans	0.36%	0.51%	0.30%	0.23%	0.17%